UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                 Petrobras International Finance Company - PIFCo
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)



                                 Cayman Islands
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)



                     Anderson Square Building, P.O. Box 714
                            George Town, Grand Cayman
                             Cayman Islands, B.W.I.
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F x                    Form 40-F
                          ---                            ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 Yes                            No x
                    ---                           ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)


                          INCORPORATION BY REFERENCE

   THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION
    STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETROLEO BRASILEIRO S.A --
             PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
          OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR
                             ENDED DECEMBER 31, 2003


Forward Looking Statements

This report on Form 6-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petroleo Brasileiro S.A. - Petrobras in its use of our services for market purchases of crude oil and oil products and changes in government regulations.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached audited consolidated financial statements and the accompanying notes for the year ended December 31, 2003 beginning on page F-2. You should also read our audited consolidated financial statements for the year ended December 31, 2002 and the accompanying notes, which are included in our annual report on Form 20-F for the year ended December 31, 2002, but which are not presented in this Form 6-K. The audited consolidated financial statements for the years ended December 31, 2003 and December 31, 2002 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. As a subsidiary of Petrobras, we also prepare financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial position and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

     o    Petrobras' financial condition and results of operations;

     o the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

     o Petrobras' willingness to continue to make loans to us and provide us with other types of financial support;

     o our ability to access financing sources, including the international capital markets and third-party credit facilities; and

     o    our ability to transfer our financing costs to Petrobras.

We earn income from:

     o    sales of crude oil and oil products to Petrobras;

     o    limited sales of crude oil and oil products to third parties; and

     o financial income derived from financing of sales to Petrobras and inter-company loans to Petrobras and investments in marketable securities and other financial instruments.

Our operating expenses include:

     o cost of sales, which is comprised mainly of purchases of crude oil and oil products; and

     o financial expense, mainly from interest on our lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from Petrobras.

Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 270 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. In years prior to 2003, financial income from sales to Petrobras was calculated according to a formula based on LIBOR, which was designed to reimburse us for estimated financing expenses we incurred in connection with these sales. In January 2003, the interest component of this formula was modified from a formula based on LIBOR to a formula based on a rate which more fully passes on our average costs of capital to Petrobras. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras' payments to us come due.

Results of Operations

Results of operations for 2003 compared to 2002.

Net Loss

We had a net loss of U.S.$3.0 million in 2003, as compared to a net loss of U.S.$65.5 million in 2002.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services increased 9.2% from U.S.$6,390.2 million in 2002 to U.S.$6,975.5 million in 2003, primarily due to a 16.5% increase in the average price of Brent crude oil from U.S.$24.76 per barrel in 2002 to U.S.$28.84 per barrel in 2003, a 9.7% increase in the volume of sales made by our subsidiary, PFL, in connection with Petrobras' exports prepayment program, the favorable effects of the Iraq war and the effects, primarily in the first quarter, of the political and economic crisis in Venezuela on international prices and supplies of crude oil and oil products. The increase was partially offset by a reduction in the volume of oil products we sold to Petrobras as a result of the contraction in the Brazilian economy and the consequent loss of purchasing power among the population.

Lease income

As a result of the transfer of PNBV to Petrobras, we had no income from leases in 2003. In 2002, our lease income was U.S.$36.1 million. See Note 1 to our consolidated financial statements.

Cost of Sales

Cost of sales increased 8.6% from U.S.$6,371.5 million in 2002 to U.S.$6,920.2 million in 2003, primarily due to the 16.5% increase in the average price of Brent crude oil in 2003, as compared to 2002, and the 9.7% increase in sales made by our subsidiary PFL in connection with Petrobras' exports prepayment program. The increase was partially offset by a reduction in the volume of oil products sold to Petrobras as a result of lower demand for such products in the Brazilian market.

Lease Expense

As a result of the transfer of PNBV to Petrobras, we had no expense related to leases in 2003. In 2002, our lease expense was U.S.$24.0 million. See Note 1 to our consolidated financial statements.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting and legal services. These expenses increased from U.S.$1.2 million in 2002 to U.S.$18.6 million in 2003, of which U.S.$17.1 million consisted of shipping expenses. In 2003, Petrobras' management decided to assign to us the responsibility for payment of shipping expenses previously paid by Petrobras. From this point forward, we expect shipping costs to figure permanently as part of our selling, general and administrative expenses.

Gross Profit

Our gross profit reflects profits from our third-party sales of crude oil and oil products and services (since we record profits from sales of crude oil and oil products to Petrobras as financial income). Our gross profit increased 24.3% from U.S.$29.6 million in 2002 to U.S.$36.8 million in 2003 as a result of the 16.5% increase in the average price of Brent crude oil from U.S.$24.76 per barrel in 2002 to U.S.$28.84 per barrel in 2003 and due to the favorable effects of the Iraq war and the effects, primarily in the first quarter, of the political and economic crisis in Venezuela on international prices and supplies of crude oil and oil products.

Financial Income

Our financial income consists of the financing of sales to Petrobras and inter-company loans to Petrobras, investments in marketplace securities and other financial instruments. Our financial income increased from U.S.$219.6 million in 2002 to U.S.$442.9 million in 2003, primarily due to an increase in loans to related parties and interest received as a result of increases in the time period previously agreed with Petrobras for receipt of payments related to sales of crude oil and oil products to Petrobras from up to 120 days in early 2002 to up to 270 days beginning in May 2002 and continuing for the remainder of 2002 and throughout all of 2003, increases in the periods of time for receipt of payments beyond the time periods previously agreed with Petrobras and a modification of the interest component of the payment formula by which Petrobras reimburses us for our financing costs. As previously noted, this formula was adjusted in order to more fully pass on our average costs of capital to Petrobras.

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness and other fees associated with our issuance of debt. Our financial expense increased 53.3% from U.S.$314.7 million in 2002 to U.S.$482.7 million in 2003, primarily due to the increase in the amount of our long-term indebtedness. Our long-term indebtedness increased from U.S.$3,248.7 million at December 31, 2002 to U.S.$5,825.3 million at December 31, 2003. The increase in financial expense was partially offset by the lower average interest rate on PIFCo's outstanding debt.

Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from commercial banks, including lines of credit and commercial paper programs, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets. In our opinion, our strong cash position at hand and our ability to access international capital markets will continue to allow us to meet our anticipated cash needs and financial obligations.

As an offshore non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury to incur debt or register debt with the Central Bank. As a matter of policy, however, the issuance of any debt is recommended by any of Petrobras' Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At December 31, 2003, we had cash and cash equivalents of U.S.$1,262.0 million, as compared to U.S.$260.6 million at December 31, 2002. This increase in cash was primarily a result of our issuances of notes in the international capital markets in 2003. Our operating activities used net cash of U.S.$1,306.6 million in 2003, as compared to U.S.$2,038.9 million in 2002. Our investing activities used net cash of U.S.$86.5 million in 2003, as compared to U.S.$1,093.1 million in 2002. Our financing activities provided net cash of U.S.$2,394.6 million in 2003, as compared to U.S.$3,344.0 million in 2002.

Accounts Receivable

Accounts receivable from related parties increased 4.7% from U.S.$4,837.1 million at December 31, 2002 to U.S.$5,064.5 million at December 31, 2003, as a result of an increase in the interest component of the payment formula by which Petrobras reimburses us for our financing costs, increases in the periods of time for receipt of payments beyond the time periods previously agreed with Petrobras and the 16.5% increase in the average price of Brent crude oil from U.S.$24.76 per barrel in 2002 to U.S.$28.84 per barrel in 2003. This increase was partially offset by the lower volume of oil products we sold to Petrobras in 2003.

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of lines of credit, commercial paper and loans payable. At December 31, 2003, we had access to short-term capital through U.S.$274.6 million in guarantees, primarily in the form of irrevocable letters of credit supporting oil imports, as compared to U.S.$380.6 million in guarantees at December 31, 2002. At December 31, 2003 we had accessed U.S.$1,015.3 million in lines of credit, including the current portion of long-term lines of credit, as compared to U.S.$366.1 million accessed at December 31, 2002. The weighted average annual interest rate on these short-term borrowings was 3.9% at December 31, 2003, as compared to 3.4% at December 31, 2002. At December 31, 2003 and 2002, we had fully utilized all available lines of credit for purchase of imports.

We renewed our commercial paper program in May 2003 in an aggregate principal amount of U.S.$160 million in order to finance our working capital requirements. Our commercial paper program is rated A1+ by Standard & Poor's and P-1 by Moody's and is supported by a letter of credit issued by Barclays Bank and a standby purchase agreement with Petrobras. At December 31, 2003 and December 31, 2002, we had no commercial paper notes outstanding.

Our loans payable to related parties, which are principally composed of notes payable to Petrobras, decreased 33.8% from U.S.$3,688.2 million at December 31, 2002 to U.S.$2,442.8 million at December 31, 2003, as a result of our utilization of the net proceeds from the issuance of U.S.$400 million in Global Step-up Notes and U.S.$1,500 million in Global Notes to finance the purchase of crude oil and oil product imports and to repay existing trade-related and inter-company loans and from the fact that, as a result of the transfer of PNBV to Petrobras in January 2003, the liabilities of PNBV are not included in our balance sheet for 2003.

Our Long-Term Borrowings

At December 31, 2003, we had outstanding U.S.$377.6 million in long-term lines of credit due between 2004 and 2006, as compared to U.S.$460.3 million at December 31, 2002. We also had outstanding:

o U.S.$1,550 million in three series of long-term Senior Notes due between 2007 and 2011. We have subsequently repurchased U.S.$8.4 million of these Notes.

o U.S.$338.4 million in 4.75% Senior Exchangeable Notes due 2007, issued on October 17, 2002, in connection with Petrobras' purchase of Perez Companc S.A. (currently known as Petrobras Energia Participaciones - PEPSA). In exchange, we received notes issued by Petrobras International Braspetro BV (PIB BV), a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. In connection with the acquisition of Perez Companc, we also provided PIB BV with a loan for U.S.$738.9 million, with an interest rate of 4.79%.

o U.S.$400 million in Global Step-up Notes due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. We used the proceeds from this issuance principally to repay trade-related debt and inter-company loans. We have subsequently repurchased U.S.$19.9 million of these Notes.

o U.S.$1,500 million in Global Notes, of which U.S.$500 million were issued on July 2, 2003 and are due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. In September 2003, we issued an additional U.S.$250 million in Global Notes, which form a single fungible series with our U.S.$500 million Global Notes due July 2013. The proceeds from these issuances were used principally to repay trade-related debt and inter-company loans. On December 10, 2003, we issued an additional U.S.$750 million of Global Notes due December 2018. The notes will bear interest at the rate of 8.375% per annum, payable semiannually. The proceeds from the issuance of these notes were used principally for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt. We have subsequently repurchased U.S.$18.4 million of the Global Notes.

o U.S.$1,767.3 million ($60.5 million current portion) in connection with Petrobras' exports prepayment program. On December 21, 2001, the Trust (PF Export) issued to PFL, our subsidiary, U.S.$750 million of Senior Trust Certificates in four series and U.S.$150 million of Junior Trust Certificates. In addition, on May 13, 2003, the Trust issued U.S.$550 million in 6.436% Senior Trust Certificates due 2015, and on May 14, 2003, the Trust issued U.S.$200 million in 3.748% Senior Trust Certificates due 2013 and an additional U.S.$150 million of Junior Trust Certificates. We have subsequently repurchased U.S.$7.2 million of the Senior Trust Certificates.

The following table shows the sources of our current and long-term debt at December 31, 2003 and December 31, 2002:

                           CURRENT AND LONG-TERM DEBT


                                    December 31, 2003                       December 31, 2002
                               ---------------------------------       ---------------------------------
                                                     (in millions of U.S. dollars)

                                  Current            Long-term            Current            Long-term
                               -------------      --------------       -------------       -------------
Financing institutions          U.S.$1,015.3          U.S.$377.6          U.S.$366.1          U.S.$460.3
Senior notes                            53.6             1,541.6                53.6             1,550.0
Global Step-up Notes                     9.0               380.1
Global Notes                             4.4             1,488.1
Sale of future receivables              61.8             1,699.7                 0.6               900.0
Senior exchangeable notes                3.8               338.4                 3.3               338.4
                               -------------      --------------       -------------       -------------
                                U.S.$1,147.9        U.S.$5,825.3          U.S.$423.6        U.S.$3,248.7
                               -------------      --------------       -------------       -------------



The following table shows the sources of our capital markets debt outstanding at December 31, 2003:

                                          CAPITAL MARKETS DEBT OUTSTANDING(1)


Notes                                                            Principal Amount
                                                               (in millions of U.S.
                                                                     dollars)
---------------------------------------------------------------------------------------
9.125% Senior Notes due 2007(2) (6)                                           U.S.$500
4.750% Senior Exchangeable Notes due 2007(3)                                       338
9.875% Senior Notes due 2008(2) (6)                                                450
6.750% Senior Trust Certificates due 2010(4)                                        95
Floating Rate Senior Trust Certificates due 2010(4)                                 55
9.750% Senior Notes due 2011(2) (6)                                                600
6.600% Senior Trust Certificates due 2011(4)                                       300
Floating Rate Senior Trust Certificates due 2013(4)                                300
3.748% Senior Trust Certificates due 2013(4)                                       200
6.436% Senior Trust Certificates due 2015(4)                                       517
Global Step-up Notes due 2008(5)                                                   400
9.125% Global Notes due 2013(2) (7)                                                750
8.375% Global Notes due 2018(2) (7)                                                750
                                                              -------------------------

Total                                                                       U.S.$5,255
                                                              -------------------------

--------------

     (1) Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras' exports prepayment program, because we are the beneficiary of such Junior Trust Certificates.

     (2) Issued by us, with support from Petrobras through a standby purchase agreement.

     (3) Issued by us on October 17, 2002 in connection with Petrobras' acquisition of Perez Companc S.A.

     (4) Issued in connection with Petrobras' exports prepayment program. We have subsequently repurchased U.S.$7.2 million.

     (5) The Global Step-up Notes bear interest from March 31, 2003 at a rate of 9.00% per year until April 1, 2006 and at a rate of 12.375% per year thereafter, with interest payable semi-annually, and were issued by us with support from Petrobras through a standby purchase agreement. We have subsequently repurchased U.S.$19.9 million.

     (6) Of the aggregate U.S.$1550.0 million of Senior Notes, we have repurchased U.S.$8.4 million.

     (7) Of the aggregate U.S.$1500.0 million of Global Notes, we have repurchased U.S.$18.4 million.

Off Balance Sheet Arrangements

At December 31, 2003, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

We primarily utilize funds to finance our oil trade activities. The following table sets forth our contractual obligations as of December 31, 2003, and the period in which the contractual obligations come due.



                                                               Payments due by period
                                                           (in millions of U.S. dollars)
Contractual Obligations as
of December 31, 2003:                Total        less than 1 year     1-3 years      3-5 years    more than 5 years
----------------------------------------------------------------------------------------------------------------------
Long-term debt                      6,049.3             224.0            668.2         1,985.0          3,172.1
Purchase obligations                  290.0             197.0             15.0            14.0             64.0
------------------------------ ------------------ ------------------ --------------- ------------- -------------------
Total                               6,339.3             421.0            683.2         1,999.0          3,236.1

                                               CONSOLIDATED FINANCIAL STATEMENTS

                                         PETROBRAS INTERNATIONAL FINANCE COMPANY
             (A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)


                                          Years ended December 31, 2003 and 2002
                                    together with Report of Independent Auditors

                     PETROBRAS INTERNATIONAL FINANCE COMPANY
                                AND SUBSIDIARIES
       (A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

                              FINANCIAL STATEMENTS
                     Years ended December 31, 2003 and 2002



                                    Contents



Report of Independent Auditors..............................................1

Audited Financial Statements

Consolidated Balance Sheet..................................................2
Consolidated Statement of Operations........................................4
Consolidated Statement of Changes in Stockholders' Equity...................5
Consolidated Statement of Cash Flows........................................6
Notes to Consolidated Financial Statements..................................8

                         REPORT OF INDEPENDENT AUDITORS


To the Executive Board and Stockholder of
PETROBRAS INTERNATIONAL FINANCE COMPANY

We have audited the accompanying consolidated balance sheet of PETROBRAS INTERNATIONAL FINANCE COMPANY and its subsidiaries as of December 31, 2003, and the related consolidated statements of operations, changes in stockholders' equity and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of PETROBRAS INTERNATIONAL FINANCE COMPANY as of December 31, 2002 and for the years ended December 31, 2002 and 2001, were audited by other auditors whose report dated February 13, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PETROBRAS INTERNATIONAL FINANCE COMPANY and its subsidiaries at December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.


                   Ernst & Young Auditores Independentes S.S.



                               Paulo Jose Machado
                                     Partner

Rio de Janeiro, Brazil
February 13, 2004

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEET
As of December 31, 2003 and 2002 (In thousands of US dollars)



                                                                             December 31,            December 31,
Assets                                                                           2003                    2002
                                                                          --------------------------------------------
Current assets
  Cash and cash equivalents                                                     1,262,039                 260,629
  Marketable securities                                                            17,960                  61,673
  Accounts receivable
    Related parties                                                             5,064,472               4,837,080
    Trade                                                                         109,415                  57,073
  Notes receivable - related parties                                            1,388,004               1,157,930
  Inventories                                                                       6,443                   4,506
  Export prepayments - related parties                                             72,482                   1,189
  Restricted deposits for guarantees and others                                    81,976                   7,889
                                                                          --------------------------------------------

                                                                                8,002,791               6,387,969
                                                                          --------------------------------------------


Property and equipment                                                                 41                     110
                                                                          --------------------------------------------

Other assets
  Marketable securities                                                                 -                  36,299
  Advances to suppliers                                                                 -                  19,027
  Notes receivable - related parties                                              338,416                 473,632
  Assets related to export prepayments                                            300,000                 150,000
  Export prepayment - related parties                                           1,406,850                 750,000
  Net investment in direct financing leases from related party                          -                 832,319
  Restricted deposits for guarantees and prepaid expenses                         148,510                  47,946
                                                                          --------------------------------------------

                                                                                2,193,776               2,309,223
                                                                          --------------------------------------------

Total assets                                                                   10,196,608               8,697,302
                                                                          ============================================


The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEET
As of December 31, 2003 and 2002 (In thousands of US dollars)



                                                                       December 31,          December 31,
Liabilities and stockholders' equity                                       2003                  2002
                                                                    -----------------------------------------
Current liabilities
  Trade accounts payable
    Related parties                                                      270,950               291,980
    Other                                                                349,029               281,133
  Notes payable - related parties                                      2,442,778             3,688,249
  Short-term financing                                                   852,390               285,770
  Current portion of long term debt                                      224,002                81,700
  Accrued interest                                                        71,494                56,169
  Unearned income - related parties                                       61,866                48,563
  Capital lease obligations                                                    -                68,948
  Others                                                                   3,922                   415
                                                                    -----------------------------------------
                                                                       4,276,431              4,802,927
                                                                    -----------------------------------------

Long-term liabilities
  Capital lease obligations                                                    -               601,733
  Long-term debt                                                       5,825,336             3,248,716
                                                                    -----------------------------------------

                                                                       5,825,336             3,850,449
                                                                    -----------------------------------------

Stockholders' equity
  Shares authorized and issued
    Common stock - 2003 and 2002 - 50,000 shares,
      par value US$ 1                                                         50                    50
  Additional paid in capital                                             173,926               120,000
  Accumulated deficit                                                    (79,135)              (76,124)
                                                                    -----------------------------------------

                                                                          94,841                43,926
                                                                    -----------------------------------------

Total liabilities and stockholders' equity                            10,196,608             8,697,302
                                                                    =========================================


The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENT OF OPERATIONS
Years Ended December 31, 2003, 2002 and 2001
(In thousands of US dollars, except share amounts)


                                                                     Years ended December 31,
                                                         --------------------------------------------------
                                                              2003             2002              2001
                                                         --------------------------------------------------

Sales of crude oil and oil products and services           6,975,538         6,390,226        6,260,514
Lease income                                                       -            36,062           10,682
                                                         --------------------------------------------------

                                                           6,975,538         6,426,288        6,271,196

Cost of sales                                              6,920,177         6,371,465        6,253,009
Lease expense                                                      -            24,004           10,542
Selling, general and administrative expenses                  18,600             1,178              114
                                                         --------------------------------------------------

                                                           6,938,777         6,396,647        6,263,665
                                                         --------------------------------------------------

Gross profit                                                  36,761            29,641            7,531
                                                         --------------------------------------------------

Financial income                                             442,878           219,580          158,804

Financial expense                                            482,650           314,683          187,101

Gain on materials and equipment                                    -                 -              435
                                                         --------------------------------------------------

Net (loss) for the year                                       (3,011)          (65,462)         (20,331)
                                                         ==================================================

Weighted average number of shares outstanding                 50,000            50,000           50,000
                                                         ==================================================


The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2003, 2002 and 2001
(In thousands of US dollars)



                                                      December 31,       December 31,      December 31,
                                                          2003               2002              2001
                                                    -----------------------------------------------------
Common stock                                                 50                 50               50
                                                    -----------------------------------------------------

Additional paid in capital
  Balance at January 1                                  120,000             60,000                -
  Capital contribution from PETROBRAS
    related to transfer of PNBV                          53,926                  -                -
  Conversion of loans to capital                              -             60,000           60,000
                                                    -----------------------------------------------------

  Balance at end of year                                173,926            120,000           60,000
                                                    -----------------------------------------------------

Accumulated deficit
  Balance at January 1                                  (76,124)           (10,662)           9,669
  Loss for the year                                      (3,011)           (65,462)         (20,331)
                                                    -----------------------------------------------------

  Balance at end of year                                (79,135)           (76,124)         (10,662)
                                                    -----------------------------------------------------

Total stockholders' equity                               94,841             43,926           49,388
                                                    =====================================================


The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENT OF CASH FLOWS
Years Ended December 31, 2003, 2002 and 2001
(In thousands of US dollars)


                                                                       Years ended December 31,
                                                             ----------------------------------------------
                                                                  2003            2002           2001
                                                             ----------------------------------------------
Cash flows from operating activities
  Net loss for the year                                           (3,011)        (65,462)       (20,331)
  Adjustments to reconcile net loss to net cash
    Depreciation and amortization                                  8,346           9,347          8,041
  Decrease (increase) in assets
    Accounts receivable
      Related parties                                           (410,756)     (2,069,800)       426,316
      Other                                                      (62,143)        (12,333)        (5,132)
    Export prepayments - related parties                        (722,000)              -       (750,000)
    Other assets                                                (228,234)        (38,205)       (65,602)
  Increase (decrease) in liabilities
    Trade accounts payable
      Related parties                                             (3,439)          3,912        217,226
      Other                                                       82,210          50,133       (362,190)
    Other liabilities                                             32,398          83,485         (6,916)
                                                             ----------------------------------------------

Net cash provided by (used in) operating activities           (1,306,629)     (2,038,923)      (558,588)
                                                             ----------------------------------------------

Cash flows from investing activities
  Cash rendered in connection with transfer of subsidiary
to PETROBRAS                                                        (743)              -              -
  Cash acquired in connection with transfer of subsidiary
from BRASOIL                                                       2,988               -              -
  Marketable securities, net                                      80,012         (96,385)             -
  Issuance of notes receivable                                (1,400,290)     (2,247,658)    (1,397,655)
  Collection of principal on notes receivable                  1,231,526       1,422,122      1,210,383
  Assets held for sale                                                 -               -       (144,721)
  Property and equipment                                             (28)            (37)          (213)
  Advances to suppliers                                                -          (7,718)       (11,309)
  Net investment in direct financing activities from
related party                                                          -        (163,414)      (156,017)
                                                             ----------------------------------------------

Net cash used in investing activities                            (86,535)     (1,093,090)      (499,532)
                                                             ----------------------------------------------

Cash flows from financing activities
  Short-term debt, net issuance and repayments                   566,620        (489,657)       245,075
  Proceeds from issuance of long-term debt                     2,837,675         657,000      2,165,000
  Principal payments of long - term debt                        (268,371)       (215,000)       (10,000)
  Proceeds from short term loans - related parties             9,618,929       6,861,572      3,654,629
  Principal payments of short term loans - related parties   (10,375,070)     (3,469,866)    (4,961,129)
  Capital contribution                                            14,791               -              -
  Dividends paid                                                       -               -        (38,060)
                                                             ----------------------------------------------

Net cash provided by financing activities                      2,394,574       3,344,049      1,055,515
                                                             ----------------------------------------------

Increase (decrease) in cash and cash equivalents               1,001,410         212,036         (2,605)
Cash and cash equivalents at beginning of year                   260,629          48,593         51,198
                                                             ----------------------------------------------

Cash and cash equivalents at end of year                       1,262,039         260,629         48,593
                                                             ==============================================

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENT OF CASH FLOWS
Years Ended December 31, 2003, 2002 and 2001
(In thousands of US dollars)


                                                                       Years ended December 31,
                                                             ----------------------------------------------

                                                                  2003            2002           2001
                                                             ----------------------------------------------
Supplemental disclosures of cash flow information
Cash paid during the year for:
  Interest                                                       337,818        322,286         151,487
  Income taxes                                                       109            213              77

Non cash investing and financing activities

Book value of net assets exchanged for inter-company loan          6,361              -               -
Capital contribution from PETROBRAS from transfer of PNBV         39,135              -               -
Receipt of Junior Trust Certificates in exchange of future
receivables                                                      150,000              -         150,000
Assets acquired through capital lease obligations                      -        665,000               -
Increase of capital through conversion of loan payable                 -         60,000          60,000
Receipt of notes receivable in exchange of Senior
Exchangeable issued                                                    -        338,416               -




The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)



1.    The Company and its Operations

      Petrobras International Finance Company - PIFCo was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of PETROBRAS.

      The primary objective of Petrobras International Finance Company and its subsidiaries (the Company) is to purchase crude oil and oil products from third parties and sell the products at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations, are affected by decisions made by PETROBRAS. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PIFCo also engages in international capital market borrowings as a part of the PETROBRAS strategy.

      On January 2, 2003, the Company entered into a series of transactions as part of a larger corporate restructuring implemented by PETROBRAS. The restructuring included the transfer of PETROBRAS NETHERLANDS B. V. - PNBV to PETROBRAS and the transfer of BEAR INSURANCE COMPANY LIMITED - BEAR from BRASPETRO OIL SERVICES - BRASOIL to PIFCo.

      PNBV was transferred to PETROBRAS through an intercompany loan of US$ 4,658, with PNBV's existing cash balance being US$ 743. BEAR was transferred to the Company in exchange for an intercompany payable to BRASOIL of US$ 1,703, with BEAR's existing cash balance being US$ 2,988. The restructuring was undertaken in order to group each business' activities more closely with the corporate goals of the respective companies in the PETROBRAS group.

      The corporate restructurings, which resulted in the transfer of PNBV from PIFCo and the transfer of BEAR to PIFCo, were accounted for under FAS 144 and FAS 141, respectively. Due to the immaterial impact of BEAR on PIFCo's consolidated financial statements, the financial statements of December 31, 2002 have not been restated to reflect this transfer among commonly controlled entities. Additionally, as PNBV's operating result was immaterial, the PIFCo financial statements as of December 31, 2002 have similarly not been restated to reflect discontinued operations for disposal of this component.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)

1. The Company and its Operations--Continued

      In connection with the transfer of PNBV, the Company recognized US$ 39,135 as a capital contribution from PETROBRAS. This amount is equal to the unamortized portion of the deferred gain of the platform P-47 (US$ 37,271) and the deferred gain on other equipment (US$ 1,864) under similar transaction structures, which upon transfer of PNBV to PETROBRAS was treated as a capital transaction. This platform was acquired from BRASOIL in December 2001, for its book value of US$ 142,729. On the same date, the P-47 was sold to PB-47, an independent trust, for a market value of US$ 180,000. PB-47 subsequently entered into a charter agreement with PNBV, which in turn entered into a subcharter agreement with PETROBRAS.

      The following is a brief description of each of the Company's wholly-owned subsidiaries:

      PETROBRAS FINANCE LIMITED

      PETROBRAS FINANCE LIMITED - PFL, is based in the Cayman Islands. PFL purchases bunker and fuel oil from PETROBRAS and sells these products in the international market in order to generate export receivables to cover the sale of future receivables obligations and to generate additional cash flows in connection with the Company's structured finance export prepayment program.

      PETROBRAS EUROPE LIMITED

      PETROBRAS EUROPE LIMITED - PEL, based in the United Kingdom, directs PETROBRAS' European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PIFCo and PETROBRAS, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)


1. The Company and its Operations--Continued

      BEAR INSURANCE COMPANY LIMITED

      BEAR INSURANCE COMPANY LIMITED - BEAR, based in Bermuda, contracts insurance for subsidiaries of PETROBRAS.


2.    Basis of Financial Statement Presentation

      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

      (a)  Foreign currency translation

           The functional currency of the Company is the US dollar, as the majority of its transactions are denominated in US dollars. When there are transactions in foreign currencies, exchange gains and losses resulting from foreign currency transactions are recognized in the statement of operations.

      (b)  Cash and cash equivalents

           Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at their date of acquisition.

      (c)  Revenues, costs, income and expenses

           Revenues are recognized in accordance with the volume of crude oil and oil products sold and of services rendered; crude oil and oil products revenues are recognized on an accrual basis when title has transferred. Costs are recognized when incurred. Income and expenses include financial interest and charges, at official rates or indexes, relating to current and non-current assets and liabilities and, when applicable, the effects arising from the adjustment of assets to market or realizable value.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)


2.    Basis of Financial Statement Presentation--Continued

      (d)  Current and other assets

           These are stated at their net realizable values.

      (e)  Marketable securities

           The Company accounts for certain investments as held-to-maturity securities in accordance with SFAS 115 - Accounting for Certain Investments in Debt and Equity Securities (SFAS 115). The securities are carried at their amortized cost.

      (f)  Inventories

           Inventories are stated at the lower of cost or market value.

      (g)  Deferred financing costs

           Deferred financing costs associated with various debt issuances are recorded as prepaid expenses and are being amortized over the terms of the related debt, based on the amount of outstanding debt, using the effective interest method. The unamortized balance of deferred financing costs was US$ 80,513 and US$ 34,497 as of December 31, 2003 and 2002, respectively.

      (h)  Income taxes

           The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets representing the future tax consequences of events that have been recognized in the Company's financial statements. The measurement of current and deferred tax liabilities and assets are based on the provisions of the tax laws in the countries in which the Company and its subsidiaries operate (the United Kingdom, Bermuda and the Cayman Islands in 2003 and United Kingdom, Netherlands and the Cayman Islands in 2002). Deferred tax assets are reduced by the amount of any tax benefits when, based on the available evidence, such benefit may not be realized. The Cayman Islands and Bermuda have no corporate tax requirements, therefore the Company has no tax provision for the periods. There were no significant operations in the United Kingdom or the Netherlands that gave rise to taxable income in these countries that would have created temporary differences.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)


2.    Basis of Financial Statement Presentation--Continued

      (i) Investments in direct financing leases and capital lease obligations

           As of January 2, 2003, PNBV, the Company's leasing subsidiary, was transferred to PETROBRAS. Due to this transaction, leasing activities are no longer included in the Company's results of operations. Prior period financial statements have not been restated for the effect of discontinued leasing operations as amounts related to these transactions were immaterial to PIFCo operations.

           Through December 31, 2002, the Company acquired operating platforms and production equipment under the terms of purchase agreements (see
           Note 6), purchase invoices and charter agreements and subsequently leased this equipment under the terms of existing and future charter and sub-charter agreements with related parties. These charter and sub-charter agreements were considered to be Direct Finance Leases in accordance with the provisions of Statement of Financial Accounting Standards No. 13 "Accounting for leases" (SFAS 13) and subsequently issued amendments to and interpretations of SFAS 13.

      (i) Investments in direct financing leases and capital lease obligations--Continued

           Income and expense financing leases, consisting of interest income, was recognized over the lease term. Income and expense from operating leases was recognized ratably over the terms of the leases.

      (j)  Current and long-term liabilities

           These are stated at known or estimated amounts including, when applicable, accrued interest.

      (k)  Unearned income

           Unearned income represents the unearned premium charged by the Company to PETROBRAS and ALBERTO PASQUALINI - REFAP S.A. (REFAP) to compensate for its financing costs. The premium is billed to PETROBRAS and REFAP at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 120 to 270 days, in order to match the premium billed with the Company's financial expense.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)


2.    Basis of Financial Statement Presentation--Continued

      (l)  Financial instruments

           All of the Company's derivative instruments are recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings. The ineffective portion of all hedges is recognized in current period earnings.

           PIFCo holds a purchased call option that serves as an economic hedge on crude oil related to future sales of receivables under the structured finance export prepayment program, the intent of which is to assure a minimum floor price of US$14/barrel sufficient to comply with its financial obligations. This option has no intrinsic value and immaterial time value at December 31, 2003, and therefore does not have a material effect on the Company results or balance sheet.

      (m)  Recently issued accounting pronouncements

           In January 2003, FASB issued Interpretation No. 46 - Consolidation of Variable Interest Entities, which was later revised in December 2003 (FIN 46-R). FIN 46-R provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. Under FIN 46-R, variable interest entities are required to be consolidated by an enterprise that has a controlling financial interest through an obligation to absorb the majority of expected losses or the right to receive the majority of expected returns. Entities identified with these characteristics are called variable interest entities and the interest that enterprises have in these entities are called variable interests. These interests may derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards, which finance the variable interest entities, despite the voting interest in the entities.

           The interpretation requires that if a business enterprise has a controlling financial interest in a variable entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003. FIN 46-R must be adopted for variable interest entities created before February 1, 2003, at the end of the first interim or annual reporting period ended after March 15, 2004. The Company has concluded that it does not have any entities or transactions that are subject to the requirements of FIN 46-R.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)


3.    Cash and Cash Equivalents

                                                                        2003              2002
                                                                  ------------------------------------

      Cash                                                                 1,312             1,226
      Time deposits and short term investment funds                    1,260,727           259,403
                                                                  ------------------------------------

                                                                       1,262,039           260,629
                                                                  ====================================

      At December 31, 2003, PIFCo had amounts invested in an exclusive fund that held debt securities of PIFCo and PIFCo subsidiaries in the amount of US$ 54,004. These amounts were offset against the balance of financing classified under current and noncurrent liabilities.

      Further, this fund held other debt securities in the amount of US$ 221,909 of other PETROBRAS group companies that are affiliates, but not subsidiaries of the Company, and special purpose companies with which Petrobras has affiliations.


4.    Marketable Securities

                                                                                         Total
                                                                                 -----------------------
                                                                       Interest
               Security             Issuer     Maturity    Currency      rate     2003(*)     2002 (*)
      ---------------------------------------- ---------- ----------- ----------------------------------
      MARLIM 04 (1)              MARLIM          2004     Dollar         13%       14,700     29,625
      PETRO 04 (1)               PETROBRAS       2004     Euro            9%        3,260      2,624
      PETRO 03                   PETROBRAS       2003     Yen             4%                  52,622
      OTHERS                     -                 -      -               -                   13,101
                                                                                 -----------------------

                                                                                   17,960     97,972
      Less non-current balances                                                         -    (36,299)
                                                                                 -----------------------
                                                                                   17,960     61,673
                                                                                 =======================

      (*) The balances include interest and principal.
      (1) The Company classified these investments as held to maturity.

5.    Related Parties

                                                               DOWNSTREAM          PETROBRAS           BRASPETRO
                                              PETROLEO       PARTICIPACOES       INTERNATIONAL      OIL SERVICES -
                                             BRASILEIRO           S.A.         BRASPETRO B.V. -         BRASOIL        BRASPETRO
                                               S.A. -           and its        PIB.B.V. and its         and its      OIL COMPANY -
                                              PETROBRAS    subsidiaries (iii)    subsidiaries        subsidiaries         BOC
                                            ----------------------------------------------------------------------------------------
CURRENT ASSETS
  Accounts receivable,
    principally for  sales (i)                 4,746,196           147,845             160,518                  -                -
    Net investment in direct finance lease             -                                     -                  -                -
  Notes receivable                                   452                 -             786,741            341,610          259,201
  Marketable securities (Note 5)                   3,260                 -                   -                  -                -
  Export prepayment                               72,482                 -                   -                  -                -
  Others                                               -                 -                   -                  -                -

Other assets
  Notes receivable                                     -                 -             338,416                  -                -
  Net investment in direct financing lease             -                 -                   -                  -                -
  Export prepayment                            1,406,850                 -                   -                  -                -
  Marketable securities (Note 5)                       -                 -                   -                  -                -
  Others                                               -                 -                   -                  -                -

Current liabilities
  Trade accounts payable                         223,019             4,138               6,865             36,528                -
  Notes payable (ii)                           2,441,401                 -                   -              1,377                -
  Unearned income                                 59,466             2,400                   -                  -                -

Statement of operations

  Sales of crude oil and oil products          3,618,804           804,273           1,115,663                  -                -
  Cost of sales                              (1,669,984)           (74,510)           (783,394)          (323,514)               -
  Lease income (expense)                               -                 -                   -                  -                -
  Selling, general and administrative
   expense                                      (17,091)                 -                   -                  -                -
  Financial income (expense)                     202,714             8,787              51,507              9,176           14,387



                                              PETROBRAS      COMPANHIA
                                           DISTRIBUIDORA -  PETROLIFERA
                                                  BR          MARLIM         Others         2003            2002
                                           ---------------------------------------------------------------------------
CURRENT ASSETS
  Accounts receivable,
    principally for  sales (i)                      1,906            -       8,007       5,064,472       4,653,462
    Net investment in direct finance lease              -            -           -               -         183,618
  Notes receivable                                      -            -           -       1,388,004       1,157,930
  Marketable securities (Note 5)                        -            -      14,700          17,960          51.906
  Export prepayment                                     -            -           -          72,482           1,189
  Others                                                -            -           -               -             970

Other assets
  Notes receivable                                      -            -           -         338,416         473.632
  Net investment in direct financing lease              -            -           -               -         832,319
  Export prepayment                                     -            -           -       1,406,850         750,000
  Marketable securities (Note 5)                        -            -           -               -           2,370
  Others                                                -            -           -               -           3,349

Current liabilities
  Trade accounts payable                                -            -         400         270,950         291,980
  Notes payable (ii)                                    -            -           -       2,442,778       3,688,249
  Unearned income                                       -            -           -          61,866          48,563

Statement of operations                                                                                                     2001
                                                                                                                       -------------
  Sales of crude oil and oil products               4,282            -           -       5,543,022       5,375,484       5,849,883
  Cost of sales                                         -            -           -      (2,851,402)     (2,409,034)     (1,648,107)
  Lease income (expense)                                -            -           -               -          12,058             140
  Selling, general and administrative
   expense                                              -            -           -         (17,091)              -               -
  Financial income (expense)                            -        3,268           -         289,839         140,657          88,040



Commercial operations between PIFCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to PETROBRAS, which have an extended settlement period consistent with PIFCo's formation as a financing entity, and include finance charges incurred during the extended payment period.

The transactions were realized to support the financial and operational strategy of the Company's Parent Company, PETROLEO BRASILEIRO S.A. - PETROBRAS.

(i) Accounts receivable from related parties relate principally to crude oil sales made by the Company to PETROBRAS, with extended payment terms of up to 270 days.

(ii) Notes payable to related parties principally include balances to PETROBRAS for intercompany loans made on a 90 and 180 day basis.

(iii) On January 2 and 5, 2004, PIFCo received US$ 7,902 and US$ 18,400, respectively, relating to trade accounts receivable from REFAP outstanding in 2003.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)


6.    Restricted Deposits for Guarantees

     PIFCo has deposits in guarantee, relating to contractual obligations in financing arrangements. The amount of US$ 69,874 classified in current assets, relates to a deposit made in connection with the issuance of global notes in the amount of US$ 500,000 (described in note 7) and is renewed annually. The amount classified in non-current assets is comprised of deposits of US$ 29,568 and US$ 38,429 related to issuances of senior notes in the total amount of US$ 450,000 and US$ 600,000, respectively (described in note 7). These guarantees will be maintained through maturity of the related financings.


7.    Short-Term Financing and Long-Term Debt

                                                    Current                Long-term
                                             ----------------------  ----------------------
                                               2003        2002        2003        2002
                                             ----------  ----------  ----------  ----------

     Financial institutions (i)              1,015,346     366,066     377,550     460,300
     Senior notes                               53,612      53,647   1,541,558   1,550,000
     Sale of future
       Receivables                              61,764         577   1,699,650     900,000
     Senior exchangeable
       Notes                                     3,840       3,349     338,416     338,416
     Global step-up notes                        8,951           -     380,077           -
     Global notes                                4,373           -   1,488,085           -
                                             ----------  ----------  ----------  ----------

                                             1,147,886     423,639   5,825,336   3,248,716
                                             ==========  ==========  ==========  ==========

     Financing                                 852,390     285,770   5,825,336   3,248,716
     Current  portion of long term debt        224,002      81,700           -           -
     Accrued interest                           71,494      56,169           -           -
                                             ----------  ----------  ----------  ----------

                                             1,147,886     423,639   5,825,336   3,248,716
                                             ==========  ==========  ==========  ==========

(i) The Company's borrowings in US dollars are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 2.57% to 5.21% at December 31, 2003. The weighted average borrowing rate for short-term debt at December 31, 2003 and 2002 was 3.85% and 3.44%, respectively.

           At December 31, 2003 and 2002, the Company had fully utilized all available lines of credit for purchase of imports.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)


7. Short-Term Financing and Long-Term Debt--Continued

      Long term financing - additional information

                                                                                                    Payment period
                                                                                                ------------------------
                                    Date of issuance    Maturity    Interest rate     Amount     Interest    Principal
                                    ------------------------------------------------------------------------------------
Senior Notes  (a)
Senior Notes                         February, 2001       2007         9.125%         400,000   semiannually  bullet
Senior Notes                         February, 2001       2007         9.125%         100,000   semiannually  bullet
Senior Notes                            May, 2001         2008         9.875%         450,000   semiannually  bullet
Senior Notes                           July, 2001         2011         9.750%         600,000   semiannually  bullet
                                                                                   -------------
                                                                                    1,550,000
Senior Notes repurchased (e)                                                           (8,442)
                                                                                   -------------
                                                                                    1,541,558

Sale of Future receivables (b)
Junior Notes
Serie 2001-A1                        December, 2001       2010          6.75%          19,000    quarterly    bullet
Serie 2001-A2                        December, 2001       2010     Libor 3 M + 1%      11,000    quarterly    bullet
Serie 2001-B                         December, 2001       2011          6.60%          60,000    quarterly    bullet
Serie 2001-C                         December, 2001       2013     Libor 3 M + 0.85%   60,000    quarterly    bullet
Serie 2003-B                            May, 2003         2013         3.748%          40,000    quarterly    bullet
Serie 2003-A                            May, 2003         2015         6.436%         110,000    quarterly    bullet
                                                                                   -------------
                                                                                      300,000(f)
Senior Notes
Serie 2001-A1                        December, 2001       2010          7.8%           95,000    quarterly   quarterly
Serie 2001-A2                        December, 2001       2010     Libor 3 M + 2.05%   55,000    quarterly   quarterly
Serie 2001-B                         December, 2001       2011          7.65%         300,000    quarterly   quarterly
Serie 2001-C                         December, 2001       2013     Libor 3 M + 2.10%  300,000    quarterly   quarterly
Serie 2003-B                            May, 2003         2013         5.548%         190,850    quarterly   quarterly
Serie 2003-A                            May, 2003         2015         6.436%         466,000    quarterly   quarterly
                                                                                   -------------
                                                                                    1,406,850
                                                                                   -------------
                                                                                    1,706,850
Sale of Future Receivables                                                             (7,200)
repurchased (e)
                                                                                   -------------
                                                                                    1,699,650

Senior Exchangeable Notes (c)         October, 2001       2007         4.750%         338,416   semiannually  bullet

Global Step-up Notes                   March, 2003        2008       9.000% (d)       400,000   semiannually  bullet
Global Step-up Notes repurchased                                                      (19,923)
(e)
                                                                                   -------------
                                                                                      380,077

Global Notes
Global Notes                           July, 2003         2013         9.125%         500,000   semiannually  bullet
Global Notes                         September, 2003      2013         9.125%         256,524   semiannually  bullet
                                           (e)
Global Notes                         December, 2003       2018         8.375%         750,000   semiannually  bullet
                                                                                   -------------
                                                                                    1,506,524
Global Notes repurchased (e)                                                          (18,439)
                                                                                   -------------
                                                                                    1,488,085

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)


7.       Short-Term Financing and Long-Term Debt--Continued

         Long term financing - additional information--Continued

         (a) The three series of Senior Notes issued in 2001 have fixed interest rates with interest payable semi-annually. So long as any note of the issuances remains outstanding, the Company is prohibited from creating or permitting any lien, other than a "PIFCo permitted lien" as defined in each of the issuances' prospectus, by the Company on any of the Company's assets to secure additional indebtedness, except under certain conditions. These issuances are general senior unsecured and unsubordinated obligations of the Company and will rank equal in right of payment with all other unsecured and unsubordinated obligations of the Company that are not expressly subordinated in right of payment. The failure by the Company to make required payments of principal, interest or other amounts will compel PETROBRAS to fulfill payment obligations.

                  PETROBRAS entered into standby purchase agreements in support of the obligations of PIFCo under the issuances and their respective indentures. PETROBRAS has the obligation to purchase from the noteholders any unpaid amounts of principal, interest or other amounts due under the notes and the indenture. This purchase obligation exists, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

         (b) Respective to the Senior and Junior Notes issued pursuant to the structured finance program, PETROBRAS and PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and a special purpose entity not related to PETROBRAS, PF Export Receivables Master Trust ("PF Export"), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and other products acquired from PETROBRAS.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)


7.    Short-Term Financing and Long-Term Debt--Continued

      Long term financing - additional information--Continued

         As stipulated in the contracts, PFL assigned the rights to future receivables in the amount of US$ 1,800,000 (1st and 2nd tranches) to PF Export, which, in turn, issued and delivered to PFL the following securities, also in the amount of US$ 1,800,000:

         - US$ 1,500,000 in Senior Trust Certificates, which were negotiated by PFL on the international market at face value. The amount was transferred to PETROBRAS as prepayment for exports to be made to PFL, according to the prepayment agreement.

         - US$ 300,000 in Junior Trust Certificates, which are held in the portfolio of PFL. If PF Export incurs any losses on the receipt of the value of the export receivables transferred by PFL, these losses will be compensated by the Junior Trust Certificates.

         The assignment of rights to future export receivables represents a liability of PFL, which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above.

         As long as any Senior Trust Certificates or amounts payable to the insurers that are guaranteeing the payments to the holders of the Senior Trust Certificates remain outstanding, PETROBRAS is required to export to the Company, during each quarterly delivery period, (a) at least 80% of the total volume of heavy fuel oil exported by Petrobras during such period and (b) certain oil products having an aggregate value (as determined by the net invoice amount at which such products are actually sold by PFL) equal to, at least, the debt service requirements of the Senior Trust Certificates multiplied by a coverage ratio. Moreover, certain additional receivables, as defined in the agreements, are to be generated by the sale of eligible products to other buyers, to make the aggregate amount of both exports and additional receivables equal to 1.2 times the debt service. PETROBRAS also agrees that its average daily gross exports of heavy fuel oil for any rolling 12-month period will be equal to at least 70,000 barrels.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)


7. Short-Term Financing and Long-Term Debt--Continued

      Long term financing - additional information--Continued

         PETROBRAS will not be relieved of its obligations to deliver the oil products under the export prepayment program in the amounts set forth for any reason, including, but not limited to force majeure or non-payment by PFL.

     (c) These notes were issued in connection with PETROBRAS' purchase of a controlling interest in Perez Companc S.A. (currently PEPSA) and Petrolera Perez Companc S.A.

     (d)   After April 1, 2006, the rate will be set at 12.375% per annum.

     (e) The aggregate amount of US$ 54,004 was reclassified from cash and cash equivalents as it relates to the portion of PIFCo's debt included in the portfolio of a short-term investment fund.

     (f) At December 31, 2003, pursuant to clarification from PIFCo legal advisors, the Junior Trust Certificates are presented in full amount rather than following a schedule of amortization ratably with the Senior Trust Certificates, as previously stated.

      Long-term maturities

                                                       December 31, 2003
                                                       -------------------

      2005                                                     259,348
      2006                                                     408,878
      2007                                                     994,756
      2008                                                     990,171
      2009                                                     173,218
      Thereafter                                             2,998,965
                                                       -------------------

                                                             5,825,336
                                                       ===================

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)


8.    Fair Value

      Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables approximate their carrying values. Fair value for long-term lines of credit approximates carrying value due to the nature of the transactions.

      The Company's long-term debt included US$ 5,825 thousand and US$ 3,248 thousand, of which US$ 5,440 thousand and US$ 2,788 thousand related to senior notes, sales of future receivables, senior exchangeable notes, global step-up notes and global notes at December 31, 2003 and 2002 and had estimated fair values of US$ 5,898 thousand and US$ 2,702 thousand, respectively.

      The Company's long-term asset related to the export prepayment program included US$ 1,707 thousand and US$ 900 thousand at December 31, 2003 and 2002, and had fair values of US$ 1,724 thousand and US$ 900 thousand, respectively.


9.    Commitments and Contingencies

      (a)  Commitments - Purchases

           In an effort to ensure procurement of oil products for the Company's customers, the Company currently has several short-term contracts which collectively obligate it to purchase a minimum of approximately 139,344 barrels of crude oil and oil products per day at market prices.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)


9. Commitments and Contingencies--Continued

      (b)  Purchase Option - Platforms

           The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreements with PNBV, for the Platforms P-8, P-15, P-32 and P-47, after the expiration of the Charter terms with PNBV. Upon exercise of the call option, the Company will purchase all of the vessels for the greater of (i) the purchase price, any unpaid and accrued charter hire for all of the vessels, or any costs and expenses which PNBV has incurred or may incur by virtue of any such purchase, and the amount equal to the default amount set forth in each of the charters for all of the Vessels; and (ii) Ten (10) dollars from PNBV, representation or warranty of any kind or character, and assume and succeed to all rights, duties and obligations of PNBV under the charters.

           PIFCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

                                      * * *

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCo


                                By:  /s/ Almir Guilherme Barbassa
                                     -------------------------------------------
                                Name:  Almir Guilherme Barbassa
                                Title: Chairman of the Board


Date: April 12, 2004